Nexa Reports 2026 First Half Exploration Results

Brownfield Drilling Advances Priority Targets at Vazante and El Porvenir

Luxembourg, July 28, 2026 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) is pleased to announce its drilling and assay results for the first half of 2026. This document contains forward-looking statements.

Highlights

•	Vazante – Conexão Sucuri Norte target: 5.1 meters at 13.93% Zn, 0.26% Pb, and 9.09 g/t Ag in drill hole BRBVZEND000107 from 454.2 meters.
•	El Porvenir – Integración target: 64.7 meters at 6.33% Zn, 2.71% Pb, 0.09% Cu, 502.08 g/t Ag, and 0.30 g/t Au, including 19.0 meters at 12.39% Zn, 4.39% Pb, 0.12% Cu, 494.11 g/t Ag, and 0.49 g/t Au in drill hole PEEPD03147 from 526.8 meters.

Summary

Nexa’s 2026 drilling strategy remains focused on three key areas: near-mine expansion, Mineral Resource growth through brownfield and infill drilling, and the advancement of greenfield exploration.

In 1H26, total drilling amounted to 123,455 meters, comprising 99,116 meters of infill drilling and 24,339 meters of exploration drilling. Exploration drilling comprised 19,654 meters in Peru (using 9 rigs) and 4,685 meters in Brazil (using 3 rigs), of which 8,399 meters were dedicated to early-stage greenfield projects.

Exploration drilling focused on testing new targets and expanding known mineralization, while infill drilling aimed to increase geological confidence within existing orebodies.

For the second half of 2026, Nexa plans to execute 40,490 meters of exploration drilling, comprising 24,440 meters in Peru (with ten rigs) and 16,050 meters in Brazil (with six rigs), up from the 24,339 meters completed in the first half of the year, with increased activity in Brazil.

As previously disclosed, Nexa revised its 2026 exploration drilling program to 66,805 meters, up 12% from the original plan of 59,870 meters, reflecting encouraging results and updated technical priorities. The additional drilling, concentrated at Namibia and the Cerro Pasco Complex, is being executed within the Company’s 2026 mineral exploration and project evaluation guidance, which remains unchanged.

Commenting on the results, Jones Belther, Senior Vice President of Technical Services & Business Development, stated: “Nexa's exploration activities in the first half of 2026 delivered encouraging results across our core operating districts while continuing to build a diversified pipeline of future growth opportunities. Brownfield drilling at El Porvenir and Vazante returned positive results and further enhanced our understanding of these mineralized systems, supporting the potential for future Mineral Resource growth and mine-life extension. Across the broader portfolio, our geological, geophysical and target generation programs advanced priority targets and deepened our understanding of key mineral systems, supporting the identification of new opportunities for future drilling campaigns. Our exploration strategy remains focused on disciplined Mineral Resource growth, efficient capital allocation, and the generation of long-term value through a high-quality and diversified portfolio.”

Cerro Lindo

During the first half of 2026, Nexa conducted brownfield exploration activities at Cerro Lindo as part of ongoing efforts to identify Mineral Resource growth opportunities, alongside 35,372 meters of infill drilling completed in the period.

During the second half of 2026, the Company will continue to advance geological and geophysical programs at priority targets to identify future Mineral Resource growth opportunities. A further 37,832 meters of infill drilling are planned to enhance resource confidence and optimize future mine planning.

Aripuanã

No exploration drilling was conducted at Aripuanã during 1H26, while 23,854 meters of infill drilling were completed. Geophysical surveys originally planned for the first half of 2026 have been deferred to the second half of the year, due to operational delays.

In the second half of 2026, exploration activities at Aripuanã will prioritize the geophysical program, which is aimed at generating and refining exploration targets, expanding known mineralization, and identifying new opportunities to support future Mineral Resource growth and operational flexibility.

The program also includes approximately 5,000 meters of exploration drilling across two priority targets, with one rig dedicated to each. At ARPA, drilling will test the target's mineral potential, while the Flanco Oeste target will undergo its first phase of exploratory drilling to evaluate its potential to host additional mineralized zones.

Vazante

The brownfield exploration program at Vazante remains focused on expanding mineralized zones in proximity to existing operations, with the objective of supporting future Mineral Resource growth.

In 1H26, Nexa completed 4,685 meters of exploration drilling across its key targets and 29,318 meters of mining infill drilling.

At the Conexão Sucuri Norte target, hole BRBVZEND000107 intersected significant zinc mineralization, returning 5.1 meters at 13.93% Zn, 0.26% Pb, and 9.09 g/t Ag, and 1.5 meters at 21.84% Zn, 0.23% Pb, and 16.46 g/t Ag. At the Varginha Norte target, hole BRBVZEND000102 confirmed mineralization with an intercept of 1.9 meters at 5.91% Zn, 0.20% Pb, and 1.94 g/t Ag. These results support the exploration potential of the Conexão Sucuri Norte target, with assays pending for additional holes.

Note: Intervals without assays either contain no consistent samples > 3.0% Zinc or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

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3

C
D
1.9m @ 5.91% Zn + 0.20% Pb + 1.94 g/t Ag
600m
600m
BRBVZEND000102
Varginha Norte
300m
300m
Willemite breccia
Hydrothermal breccia
Stromatolytic dolomite
Phyllites and marls
Pink dolomite
Phyllites and marls
Grey dolomite
Carbonaceus phyllite
300m

In the second half of 2026, extension drilling activities will continue at the Varginha Norte, Conexão Sucuri Norte, and Lumiadeira targets, with approximately 11,050 meters planned using four rigs.

El Porvenir

The drilling program at El Porvenir continued at the Integración target, totaling 11,256 meters in exploration drilling during the first half of 2026, while concurrently completing 10,572 meters of mining infill drilling. Exploration drilling results supported the continuity of high-grade polymetallic mineralization and extended known mineralized zones, with several significant intercepts.

Hole PEEPD03147 returned 64.7 meters at 6.33% Zn, 2.71% Pb, 0.09% Cu, 502.08 g/t Ag, and 0.30 g/t Au, including 19.0 meters at 12.39% Zn, 4.39% Pb, 0.12% Cu, 494.11 g/t Ag, and 0.49 g/t Au.

Hole PEEPD03250 returned 33.6 meters at 3.48% Zn, 2.19% Pb, 0.16% Cu, 52.95 g/t Ag, and 0.69 g/t Au, and hole PEEPD03153 returned 6.1 meters at 1.62% Zn, 3.49% Cu, 15.35 g/t Ag, and 3.71 g/t Au.

These results continue to support the high-grade potential of the Integración target.

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EL PORVENIR - 1H26 - MAIN INTERSECTIONS									
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
Include 1	Integración	550.3	552.9	2.6	6.53	9.62	0.50	615.10	0.91
And	Integración	587.1	594.5	7.4	3.43	2.19	0.08	74.92	1.52
Include 1	Integración	588.4	590.7	2.3	8.38	5.71	0.19	142.26	4.21
And	Integración	605.2	609.3	4.1	4.87	2.70	0.08	43.27	1.12
And	Integración	624.0	630.3	6.3	2.16	1.28	0.08	21.05	0.79
And	Integración	680.6	685.5	4.9	4.58	1.62	0.23	35.82	0.88
Include 1	Integración	683.9	685.5	1.6	12.01	4.28	0.51	72.26	2.54
And	Integración	696.6	723.5	26.9	2.53	2.58	0.24	68.37	0.15
Include 1	Integración	704.5	707.0	2.5	5.21	3.74	0.17	155.87	0.10
Include 2	Integración	715.5	722.8	7.4	4.06	4.58	0.53	113.69	0.35
And	Integración	782.6	794.3	11.7	1.68	0.52	0.17	49.20	0.14
PEEPD03250	Integración	417.2	423.2	6.0	1.27	0.98	0.07	30.72	0.15
And	Integración	429.2	436.1	6.9	1.40	0.60	0.02	120.62	0.06
And	Integración	519.9	526.8	6.9	1.50	1.17	0.06	30.46	1.08
And	Integración	555.6	568.2	12.6	1.46	0.82	0.21	129.85	0.81
Include 1	Integración	555.6	558.0	2.5	5.98	2.99	0.17	578.47	3.69
And	Integración	573.9	579.9	6.0	2.96	0.80	0.12	58.43	1.02
And	Integración	599.1	632.6	33.6	3.48	2.19	0.16	52.95	0.69
Include 1	Integración	614.0	618.2	4.2	11.52	6.36	0.61	158.12	2.69
Include 2	Integración	620.6	624.4	3.8	9.13	6.11	0.29	178.57	1.05
Include 3	Integración	627.6	632.1	4.5	4.85	3.33	0.27	52.88	0.42
And	Integración	641.3	644.7	3.4	5.01	1.57	0.20	35.55	0.84
PEEPD03268	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
PEEPD03298	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
PEEPD03273	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
PEEPD03264	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
PEEPD03290	Integración	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR

Note: Intervals without assays either contain no consistent samples > 2.0% Zinc + Lead, or >0.50% Copper, or >75 g/t Silver, or >0.5 g/t Gold, or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

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366000
367000
368000
369000
N
8831000
8830000
8829000
8828000
8827000
8826000
V27
OB13
OB23
CNE
Anita
San Gerardo
open pit
OB10
OB17
Prvs
PEEPD03157
PEEPD03153
PEEPD03222
PEEPD03239
H
F
PEEPD03147
PEEPD03208
PEEPD03250
G
E
D
C
B
A
PEEPD03156
Integración
Atacocha
El Porvenir
V1204
Don Lucho
Boc +80
PORV9
Pique Picasso
VAM
Progreso
P2SW
Sara
Known Ore Bodies
Claim limit
2026 Underground drilling
Drillhole executed
1km

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A
Integración
B
3400
3200
3100
3000
2900
64.7m @
6.33% Zn + 2.71% Pb +
0.09%Cu +
502.08 g/t Ag + 0.30 g/t Au
PEEPD03147
Mineralization
Hidrot. Breccia
Collapse Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Limestone

8

C
Integración
D
3400
3200
2600
6.0m @
1.27% Zn + 0.98% Pb +
0.07%Cu +
30.72g/t Ag + 0.15g/t Au
6.9m @
1.40% Zn + 0.60% Pb +
0.02%Cu +
120.62g/t Ag + 0.06g/t Au
6.9m @
1.50% Zn + 1.17% Pb +
0.06%Cu +
30.46g/t Ag + 1.08g/t Au
12.6m @
1.46% Zn + 0.82% Pb +
0.21%Cu +
129.85g/t Ag + 0.81g/t Au
6.0m @
2.96% Zn + 0.80% Pb +
0.12%Cu +
58.43g/t Ag + 1.02g/t Au
33.6m @
3.48% Zn + 2.19% Pb +
0.16%Cu +
52.95g/t Ag + 0.69g/t Au
3.4m @
5.01% Zn + 1.57% Pb +
0.20%Cu +
35.55g/t Ag + 0.84g/t Au
11.7m @
1.68% Zn + 0.52% Pb +
0.17%Cu +
49.20g/t Ag + 0.14g/t Au
5.9m @
1.74% Zn + 0.92% Pb +
0.02%Cu +
62.21g/t Ag + 0.03g/t Au
4.9m @
3.60% Zn + 5.21% Pb +
0.33%Cu +
334.86g/t Ag + 0.52g/t Au
7.4m @
3.43% Zn + 2.19% Pb +
0.08%Cu +
74.92g/t Ag + 1.52g/t Au
4.1m @
4.87% Zn + 2.70% Pb +
0.08%Cu +
43.27g/t Ag + 1.12g/t Au
6.3m @
2.16% Zn + 1.28% Pb +
0.08%Cu +
21.05g/t Ag + 0.79g/t Au
4.9m @
4.58% Zn + 1.62% Pb +
0.23%Cu +
35.82g/t Ag + 0.88g/t Au
26.9m @
2.53% Zn + 2.58%
Pb + 0.24%Cu +
68.37g/t Ag +
0.15g/t Au
PEEPD03250
PEEPD03208
Mineralization
Hidrot. Breccia
Collapse Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Limestone

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E
Integración
F
3400
3200
3000
2800
2600
5.5m @
0.09% Zn + 0.02% Pb +
1.60% Cu +
9.40 g/t Ag + 1.59 g/t Au
5.6m @
0.05% Zn + 0.02% Pb +
1.84% Cu +
9.77 g/t Ag + 1.91 g/t Au
5.2m @
1.57 Zn + 0.30% Pb +
0.50% Cu +
19.47 g/t Ag + 1.07 g/t Au
45.4m @
1.01% Zn + 0.69% Pb +
0.02%Cu +
129.48 g/t Ag + 0.06 g/t Au
3.5m @
0.03% Zn + 0.01% Pb +
2.14% Cu +
11.25 g/t Ag + 3.58 g/t
Au
6.1m @
1.62% Zn + 0.00% Pb +
3.49% Cu +
15.35 g/t Ag + 3.71 g/t Au
5.6 m @
2.61% Zn + 0.00% Pb +
0.92% Cu +
6.71 g/t Ag + 0.78 g/t Au
5.8m @
0.08% Zn + 0.02% Pb +
2.15% Cu +
11.38 g/t Ag + 2.59 g/t Au
6.1m @
3.05% Zn + 0.27% Pb +
0.35% Cu +
18.41 g/t Ag + 0.34 g/t Au
4.1m @
1.70% Zn + 0.31% Pb +
0.15% Cu +
156.16 g/t Ag + 0.19 g/t Au
12.8m @
1.42% Zn + 0.89% Pb +
0.07% Cu +
78.61 g/t Ag + 1.07 g/t Au
PEEPD03222
PEEPD03157
PEEPD03153
Mineralization
Hidrot. Breccia
Collapse Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Limestone

10

G
Integración
H
3400
3200
3000
2800
2600
3.5m @
0.80% Zn + 0.25% Pb +
1.38% Cu +
16.02 g/t Ag + 2.36 g/t Au
4.2m @
0.56% Zn + 0.34% Pb +
0.04% Cu +
127.35 g/t Ag + 0.02 g/t Au
3.9m @
1.81% Zn + 0.53% Pb +
0.08% Cu +
128.34 g/t Ag + 0.23 g/t Au
6.5m @
6.09% Zn + 5.95% Pb +
0.26% Cu +
94.69 g/t Ag + 2.07 g/t Au
17.9m @
2.36% Zn + 2.01% Pb +
0.09% Cu +
42.76 g/t Ag + 1.00 g/t Au
PEEPD03239
Mineralization
Hidrot. Breccia
Collapse Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Limestone

In the second half of 2026, drilling at El Porvenir will continue to focus on extending the Integración target at the 3,300 level, with approximately 10,500 meters planned (using 4 rigs).

Atacocha

No drilling activities are planned at Atacocha for 2026 as the Company continues to focus its exploration efforts on higher-priority targets across the portfolio.

Hilarión

The Hilarión drilling program has been rescheduled to allow additional time for engagement with local communities and other stakeholders.

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Namibia

During the first half of 2026, Nexa conducted geological mapping and soil geochemistry programs across its Exclusive Prospecting Licences (EPLs) in the Kalahari Copper Belt, generating targets for an airborne geophysical survey planned for early in the second half of the year. This work is expected to support the definition of drill targets, followed by approximately 1,800 meters of exploration drilling using one rig.

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Note 1 – Laboratory Reference

The laboratories used to test the Company’s assays were: Bureau Veritas until November 11, 2025; and SGS Geosol after August 14, 2025, for Brazilian and Peruvian greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, FAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this document.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available under Nexa’s profile on SEDAR+ at www.sedarplus.ca.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso) and one open-pit mine in the Central Andes region of Peru. We also own and operate three zinc smelters – two in the state of Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest zinc smelter in the Americas.

Cautionary Statement on Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, as well as forward-looking information within the meaning of applicable Canadian securities legislation, including National Instrument 51-102 (collectively, "forward looking statements"). All statements other than statements of historical fact are forward-looking statements. The words “believe”, “will”, “may”, “would”, “could”, “should”, “estimate”, “continues”, “anticipates”, “intends”, “plans”, “expects”, “budget”, “scheduled”, “forecasts,” “targets”, “outlook”, “guidance”, “potential”, “project” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among others, volatility in zinc, copper, lead, silver and gold prices, by-product credits and treatment charges; exchange rate fluctuations, particularly in the Brazilian real and Peruvian sol against the U.S. dollar; availability and cost of critical inputs, including energy, transportation and labor; operational and health, safety and engineering risks inherent to underground and open-pit mining and zinc smelting, including process safety events, equipment failures and fires at smelting facilities; tailings storage facility integrity and management; community opposition, social license disruptions and blockades affecting access to our operations; labor disputes and relations with our workforce and with local communities; cybersecurity incidents and disruptions to information technology systems; execution risk on capital projects, and the risk that capital projects are not completed within expected timelines or budgets; political, regulatory, fiscal and institutional developments in Peru, Brazil and Luxembourg, and broader geopolitical developments, including trade restrictions, tariff changes and policy shifts affecting cross-border commerce, supply chains and capital markets; permitting, environmental regulation, and changes in mining legislation, taxation or government policies; physical climate risk, including the increasing severity and frequency of weather events, and transition risks associated with the global energy transition and decarbonization, including the risk of failing to meet announced sustainability and emissions targets; outbreaks of contagious or infectious diseases, pandemics, or other public health crises; the activities of competitors and global and regional economic conditions; and risks relating to ongoing or future regulatory matters or investigations involving the Company, its operations or customers, and any related impacts on our financial statements. The occurrence of one or more of these factors may materially impact our results of operations and the assumptions underlying our forward-looking statements.

Certain forward-looking statements are based on third-party data and market forecasts, which may not be accurate or current. Nexa does not guarantee such external data and assumes no obligation to update it except as required by law.

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Material factors and assumptions on which our forward-looking statements are based include, among others: that demand for our products develops as expected; that customers and counterparties perform their contractual obligations; that operations are not disrupted by mechanical failures, supply constraints, labor disturbances, transportation or utility interruptions or adverse weather; that capital projects are executed within expected timelines and budgets; and that there are no material adverse variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, nor material differences between estimated mineral reserves and mineral resources and actual recovered amounts, beyond those reflected in any specific assumptions disclosed in the materials accompanying this document.

Forward-looking statements speak only as of the date on which they are made, and Nexa undertakes no obligation to update or revise any forward-looking statement, except as required by applicable law.

Further information regarding risks and uncertainties associated with these forward-looking statements, and the assumptions, parameters and methods used to estimate our mineral reserves and mineral resources under National Instruments 43-101, can be found in Nexa’s annual report on Form 20-F and in other public disclosures available on the Company’s website and filed with the SEC on EDGAR (www.sec.gov), with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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